Exhibit 4(R)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Immediate Annuity Contract

Effective Date: [Attached at issue / Specific Date]

This endorsement is part of your contract with TIAA. Please read this endorsement and attach it to your contract.

The definition of valuation day is replaced with the following:

A valuation day is any day that the New York Stock Exchange is open for trading. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the Separate Account(s) are principally traded. A valuation period is the time from the end of a valuation day to the end of the next valuation day.

Your contract is modified as follows:

Any references to March 31 as the payment valuation date for the annual income change method is modified to refer to March 31, or if March 31 is not a business day the prior business day. In addition, the effective date for all switches between income change methods will occur on March 31, or if March 31 is not a business day the prior business day.

Your contract is further modified as follows:

No transaction available to you under your contract may be made effective on a day that is not a business day.

/s/ Roger W. Ferguson, Jr.
Roger W. Ferguson, Jr.
President and
Chief Executive Officer

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